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SEC FILE NUMBER
8 – 29671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MONEY CONCEPTS CAPITAL CORP. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

11440 NORTH JOG ROAD

PALM BEACH GARDENS	**FLORIDA**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY RITTMAN **(561) 472 - 2048**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***DENIS WALSH,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MONEY CONCEPTS CAPITAL CORP., as of DECEMBER 31, 2009,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Denis Walsh
Signature

President
Title

X Irene Judith Yannett
Notary Public

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2013
Commission # DD 856229
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***DENIS WALSH,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***MONEY CONCEPTS CAPITAL CORP.***, as of ***DECEMBER 31, 2009,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

Denis Walsh

(Signature)

President

(Title)

Irene Judith Yannett

(Notary Public)

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2013
Commission # DD 856229
Bonded Through National Notary Assn.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$1,056,746	$ 754,688
Commissions receivable	1,502,364	1,612,253
Note receivable	219,997	302,497
Deposit with clearing broker/dealer	25,000	25,000
Prepaid expenses and other assets	97,691	25,454
Income tax receivable	-	123,438
Deferred tax asset, net	348,575	237,733
Total assets	$3,250,373	$3,081,063
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$ 838,695	$1,006,000
Accounts payable and accrued expenses	1,051,902	609,441
Deferred lease incentive	-	80,324
Income tax payable to the Parent	59,543	-
Total liabilities	1,950,140	1,695,765
Commitments and Contingencies (Note 6 and 7)		
Stockholder's equity (Note 8)		
Common stock, no par value, stated value of $100 per share; 100 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	1,250,233	1,335,298
Total stockholder's equity	1,300,233	1,385,298
Total liabilities and stockholder's equity	$3,250,373	$3,081,063

The accompanying notes are an integral part of this statement.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1- Nature of Business

Money Concepts Capital Corp. (The "Company") is a registered broker/dealer and investment advisor and a member firm of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue and Expense Recognition***
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 5, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Related Party Transactions

The Company paid approximately $419,470 and $562,800 for each of the years ended December 31, 2009 and 2008, respectively, for rental of the office and equipment, to the parent. These amounts are included in office expense in the statements of operations. The lease is month - to - month and may be canceled at any time.

The Company has a management agreement with the Parent for 2009, that requires the Company to pay the Parent 3% of total revenue of the Company, and 4% for 2008, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training, among other items. During the years ended December 31, 2009 and 2008, the Company paid management fees of $1,007,906 and $1,659,876, respectively, to the Parent.

Note 4- Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2009 and 2008, the Company contributed approximately $121,000 and $135,000, respectively, to the plan.

Note 5- Income Taxes

Income tax expense (benefit) attributable to income (loss) from operations consists of:

Years ended December 31, 2009:	Current	Deferred	Total
U.S. Federal	$ 50,840	$ (94,641)	$ (43,801)
State and local	8,703	(16,201)	(7,498)
	$ 59,543	$ (110,842)	$ (51,299)

Years ended December 31, 2008:	Current	Deferred	Total
U.S. Federal	$ (105,396)	$ 27,086	$ (78,310)
State and local	(18,042)	4,637	(13,405)
	$ (123,438)	$ 31,723	$ (91,715)

Note 5- Income Taxes (continued)

Income tax (benefit) differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

	2009	2008
Tax expense (benefit) at statutory federal income tax rate	$ (46,351)	$ (82,868)
State income taxes, net of federal benefit	(4,948)	(8,847)
	$ (51,299)	$ (91,715)

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2009 and 2008 were as follows:

	2009	2008
Deferred tax asset:		
Deferred revenue	$ 322,730	$ 200,545
Accrued expenses	25,845	6,962
Deferred lease incentive	-	30,226
Total deferred tax asset	348,575	237,733
Less valuation allowance	-	-
Net deferred tax asset	$ 348,575	$ 237,733

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 6 - Commitments and Contingencies

Litigation

The Company, in normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $554,433, which was $424,424 in excess of its required net capital of $130,009. The Company's net capital ratio was 351.74%.

A copy of the Firm's statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Money Concepts Capital Corp.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (A Wholly Owned Subsidiary of Money Concepts International, Inc.) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY & FL)

New York, NY
February 5, 2010

MONEY CONCEPTS CAPITAL CORP.

(A Wholly Owned Subsidiary of Money Concepts International, Inc.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009

MONEY CONCEPTS CAPITAL CORP.

(A Wholly Owned Subsidiary of Money Concepts International, Inc.)

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Money Concepts Capital Corp.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

In planning and performing our audit of the financial statements of Money Concepts Capital Corp. (A Wholly Owned Subsidiary of Money Concepts International, Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY & FL)

New York, NY
February 5, 2010

MONEY CONCEPTS CAPITAL CORP.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through December 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Money Concepts Capital Corp.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Money Concepts Capital Corp.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
February 3, 2010

MONEY CONCEPTS CAPITAL CORP.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2009 through December 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 25,572,837
Additions	-
Deductions	(18,440,472)
SIPC Net Operating Revenues	$ 7,132,365

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 7,132,365
General Assessment @ .0025	17,831

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 17,831
Less: Payment made with Form SIPC-4 in January, February or March, 2009, and with Form SIPC-6 in July, 2009	5,677
Assessment Balance Due	$ 12,154

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 7,132,365
SIPC Net Operating Revenues as computed above	7,132,365
Difference	$ -